IRADIMED CORPORATION
1025 Willa Springs Drive
Winter Springs, FL 32708
VIA EDGAR

September 2, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Attn:	Ms. Margaret Schwartz

Re:	Iradimed Corporation
Registration Statement on Form S-3
File No. 333-248192

Acceleration Request

Requested Date:	September 3, 2020
Requested Time:	4:30 p.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, IRADIMED CORPORATION, a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on September 3, 2020 at 4:30 p.m. Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.  The Registrant hereby authorizes K&L Gates LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to our counsel, K&L Gates LLP, by calling Ms. Jacqulyn Lewis at (949) 623-3568.

Sincerely,

IRADIMED CORPORATION

By:	/s/ Roger Susi
Roger Susi
President, Chief Executive Officer and Chairman of the Board of Directors

cc:	Leib Orlanski, K&L Gates LLP
Jacqulyn L. Lewis, K&L Gates LLP